中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT – CLARIFICATION UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and also published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

As China Southern Airlines Company Limited (the "Company") has published a clarification announcement on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

Unusual price and trading volume movements

The board of the Company (the "Board") has also noted the increase in price and trading volume of the H shares of the Company, and wishes to state that the Board is not aware of any reasons for such increase in price and trading volume of the H shares of the Company, save as disclosed in the clarification announcement. The Board confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, and neither is the Board aware of any other matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of price-sensitive nature.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
17 November 2008

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors of the Company.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Announcement

The board (the "Board") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Important Note:

1. On 17 November 2008, "Shanghai Securities News" has released an article regarding "China Southern Air Holding Company ("CSAHC") and China Eastern Air Holding Company will be very likely to have fund injection in the sum of RMB3 billion from the PRC Government respectively" (the "Article"), claiming that the controlling shareholder of the Company will be very likely to have fund injection in the sum of RMB3 billion from the PRC Government.

2. After verification (as detailed below), CSAHC has not received any written approval documents from any government authorities in the PRC with respect to the injection of any funds into CSAHC.

(1) Summary of the Article

1. On 17 November 2008, "Shanghai Securities News" has released an article regarding "CSAHC and China Eastern Air Holding Company will be very likely to have fund injection in the sum of RMB3 billion from the PRC Government respectively", claiming that "CSAHC will be very likely to have fund injection in the sum of RMB3 billion from the PRC Government".

2. The Board has enquired into the information regarding the fund injection as stated in the Article by checking with the directors and management personnel of the Company and also with our controlling shareholders, CSAHC directly. After verification, CSAHC has not received any written approval documents from any government authorities in the PRC with respect to the injection of any funds into CSAHC.

(2) Clarification

1. On 17 November 2008, "Shanghai Securities News" has released an article regarding "CSAHC and China Eastern Air Holding Company will be very likely to have fund injection in the sum of RMB3 billion from the PRC Government respectively", claiming that CSAHC will have fund injection in the sum of RMB3 billion from the PRC Government. The Company has crosschecked with its controlling shareholder, CSAHC and has received a written reply from CSAHC in respect of this issue. CSAHC has replied as follows: "*CSAHC has continuously applied for fund injection from the PRC Government in these recent two years, as at 17 November 2008, CSAHC has not received any written approval documents from any government authorities in the PRC with respect to the injection of any funds into CSAHC.*"

2. The Company is not aware of any matter discloseable which has not been disclosed. The Company has also never authorised any media or individual in making or publicizing such information. All the formal information released by the Company will be published in two designated newspapers: "China Securities Journal" and "Shanghai Securities News" in the People's Republic of China. The Company will be in compliance with its relevant obligations under the applicable rules and regulations. Investors are reminded to be aware of the risks involved in investment and to make rational investment decisions.

(3) Documents for Inspection

1. the full text of the Article

2. the written reply from CSAHC

The Board of Directors of
China Southern Airlines Company Limited

17 November 2008